January 20, 2009	Trading Symbol: TSX – HNC

Hard Creek Contracts Norilsk Process Technology Pty Ltd.

(VANCOUVER) Hard Creek Nickel Corporation (TSX - HNC) has contracted Norilsk Process Technology Pty Ltd. (NPT) to determine the viability of the Activox technology as the hydrometallurgical process to extract nickel and cobalt from the Turnagain deposit concentrate. The Turnagain deposit is 100% owned by Hard Creek Nickel Corporation (HNC) and located 70 km. east of Dease Lake in British Columbia.

NPT is located in Osborne Park near Perth in Western Australia. Their key activities include:

  Expertise in the development of both hydrometallurgical and mineral processing flow sheets;
  Support for the Norilsk Nickel operations;
  Process engineering and circuit modeling.

NPT holds numerous patents for key technologies required for the Activox process. The Activox process is a low temperature, low pressure process particularly suited for the oxidation of nickel sulphide minerals that utilizes a combination of fine grinding followed by pressure oxidation under mild conditions.

The concentrate for the NPT testwork will be produced at the G&T Metallurgical Services (G&T) Laboratory in Kamloops, BC in March 2009. G&T will be utilizing the preliminary reagent scheme and nickel flotation kinetics defined under the direction of John Hoffert, P.Eng. of Hoffert Processing Solutions Inc. in late 2008.

On Behalf of the Board of Directors,

“Neil Froc”

NEIL FROC, P.Eng.
Executive Vice President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

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